UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Jason May
Chief Executive Officer
Graphene & Solar Technologies Ltd
11201 North Tatum Boulevard, Suite 300
Phoenix, AZ 85028

Re: Graphene & Solar Technologies Ltd
Form 10-K for the Fiscal Year ended September 30, 2024
Filed July 15, 2025
File No. 333-174194

Dear Jason May:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2024

Management's Discussion and Analysis
Overview, page 8

1. Please update the disclosures in MD&A as necessary to address matters arising over the periods that are prescribed for the report including any subsequent matters that are current upon filing the report. For example, it appears that your discussion of the 2017 and 2021 transactions should be updated to discuss significant transactions undertaken in 2023 and 2024, such as the conveyances of entities involving your executive officers, and the implications of these transactions for your business plans.

   Given your disclosures stating that "funding for the Company is imminent in the near future," explaining that you are "focused upon completing development and initial sample production of commercially viable silicon wafers and solar cells" and aim "to establish initial production and begin generating revenue" in 2025, further disclosures should also be provided to clarify the basis for your expectations as to funding, the status of efforts to develop a commercial product, and the timeframe.

Controls and Procedures, page 15

2. We note that you have disclosures indicating your CEO and CFO evaluated disclosure controls and procedures and internal control over financial reporting and determined that neither were effective as of the end of the period covered by your report.

   However, you have not provided all of the required certifications that pertain not only to these matters but which must also attest to the truthfulness and completeness of your disclosures of material facts, the fair presentation of your financial information, and that any instances of fraud involving management or other employees having a significant role in internal control over financial reporting have been disclosed.

   Please amend your filing as necessary to facilitate or enable appropriate inclusion of the certification of your CFO to comply with Rule 15d-14(a) of Regulation 15D, and the certification of your CEO to comply with Rule 15d-14(b) of Regulation 15D, as prescribed by Item 601(b)(31) and (32) of Regulation S-K.

   The certifications that were included with your report should also be updated in conjunction with this effort, once the amendment is ready to be filed.

Executive Compensation, page 21

3. Please complete the narrative and tabular disclosures regarding executive compensation to comply with paragraphs (m) through (r) of Item 402 of Regulation S-K as required by Item 11 of Form 10-K.

Financial Statements, page F-1

4. We note that you have not filed interim reports for your most recently completed three fiscal quarters, nor any current reports since February 2024.

   Please address the requirements in Rule 15d-13 and Rule 15d-11 of Regulation 15D, considering the timeframe set forth in General Instruction A to Form 10-Q; and the various topics that must be reported within four days on Form 8-K; and advise us of your plans to comply with these reporting obligations.

Note 9 - Sale of US Thin Films Corporation , page F-20

5. We note your disclosure indicating the conveyance of your subsidiary US Thin Films Corporation to your CFO resulted in a gain although instead of recognizing the gain you recorded it directly in equity; you cite "accounting guidance for capital transactions with related parties" as support.

   Tell us the specific accounting guidance that you have consulted in formulating this approach in presenting the transaction in your financial statements, and describe to us the composition of assets and liabilities that were conveyed/assumed by your CEO in

conjunction with this transaction. Please include a schedule quantifying those accounts and describe for us the circumstances in which each of the liabilities arose along with the terms for repayment, and identify the counterparties.

Please also reconcile your description of the transaction with your disclosure on page 6, stating that "GSTX has recently restructured its shareholding in US Thin-Film Corporation [and] ...is now a minority shareholder (19%) of US Thin-Film Corporation," and expand your disclosures to explain how the activities of this former subsidiary were determined to be no longer relevant to your current business plans, if this would accurately characterize your assessment.

Note 11 - Acquisition of Ausquartz Group Holdings Pty Ltd, page F-21

6. We note your disclosure indicating that you acquired a business in exchange for shares and the assumption of liabilities having a combined value of $879,503, representing about 287% of your total asset balance as of end of the fiscal year, although you characterize the price as compensation expense for your CEO.

Tell us how you are able to support your handling of the transaction relative to the guidance in FASB ASC 805, and address the requirements to file financial statements of a business acquired to comply with Item 9.01(a) of Form 8-K, based on the significance testing prescribed by Rule 3-05(b)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation